                                          Registration No. 333-

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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                          -----------------------
                                FORM S-3

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      IMCLONE SYSTEMS INCORPORATED
(Exact name of registrant as specified in its charter)

          Delaware                           04-2834797
(State or other jurisdiction of            (I.R.S. Employer
 Incorporation or organization)           Identification No.)

180 Varick Street
New York, New York 10014
(212) 645-1405
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Harlan W. Waksal, M.D.
Executive Vice President and Chief Operating Officer
ImClone Systems Incorporated
180 Varick Street
New York, New York 10014
(212) 645-1405
(Name, address, including zip code, and telephone number, including area code, of agent for service)
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Copy to:
Brian W. Pusch, Esq.
Penthouse Suite
29 West 57th Street
New York, New York 10019
(212) 980-0408
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	Approximate date of commencement of proposed sale to the
public: As soon as practicable after this Registration Statement becomes effective.

	If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.: [ ]

	If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [x]

	If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______________

	If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_____________

	If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
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                    CALCULATION OF REGISTRATION FEE
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
                                  Proposed         Proposed        Amount of
 Title of          Amount         Maximum          Maximum        Registration
  Shares           to be          Offering Price    Aggregate          Fee
to be Registered   Registered (1)  Per Share (2)   Offering Price(2)
- ------------------------------------------------------------------------------
Common Stock,       712,500         $7.94           $5,657,250       $1,950.78
$.001 par value

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(1)  Such amount does not include 2,318,900 shares of Common Stock which are being carried forward from the Registrant's Registration
Statement No. 33-95860 previously filed with, and declared effective by, the Commission. A registration fee of $3,359.49 fee was paid to the Commission in connection with such previously filed Registration Statement.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the average of the high and low sale prices for the Common Stock on the Nasdaq National Market on June 27, 1996, as reported by The Wall Street Journal.

	The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

	Pursuant to Rule 429 under the Securities Act of 1933, the prospectus included as a part of this Registration Statement shall be deemed to be a combined prospectus which shall also relate to the Registrant's Registration Statement No. 33-95860.
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

PROSPECTUS


                       IMCLONE SYSTEMS INCORPORATED

                      COMMON STOCK, $.001 PAR VALUE

                             ----------------



		This Prospectus relates to (i) 2,318,900 shares (the "Previously Registered Shares") of Common Stock, $.001 par value (the "Common Stock"), of ImClone Systems Incorporated, a Delaware corporation (the "Company"), previously registered by the Company on a Registration Statement on Form S-3 No. 33-95860, which Registration Statement was ordered effective by the Securities and Exchange Commission (the "Commission") on October 2, 1995 and (ii) 712,500 shares (the "Newly Registered Shares," and together with the Previously Registered Shares, the "Shares") of the Company's Common Stock, being offered (the "Offering") by the selling stockholders listed herein or by pledgees, donees, transferees or other successors in interest that receive any of the Shares as a gift, partnership distribution or other non-sale related transfer (the "Selling Stockholders"). See "Selling Stockholders."

		The distribution of the Shares by the Selling Stockholders may be effected in one or more transactions that may take place in the over-the-counter market, or such other market on which the Company's securities may from time to time be trading, including ordinary broker's transactions or through sales to one or more dealers for resale of the Shares as principals, in privately negotiated transactions, through the writing of options on the Shares (whether such options are listed on an options exchange or otherwise) or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with such sales of the Shares. To the extent required, the specific Shares to be sold, the names of the Selling Stockholders, the purchase price, the public offering price, the names of any agent, dealer or underwriter, any applicable commission or discount with respect to a particular offering of the securities covered hereby, and other terms pertaining to any particular plan of distribution thereof and not set forth herein, will be set forth in an accompanying
Prospectus supplement. Selling Stockholders may also sell the Shares pursuant to Rule 144 under the Securities Act of 1933, as amended (the "1933 Act").

		The aggregate proceeds to the Selling Stockholders from the sale of the Shares will be the sale price of the Shares sold less the aggregate underwriters' commissions and underwriters' discounts, if any, and the expenses of distribution. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders, but the Company will receive cash equal to the exercise price of warrants to acquire certain Shares to be exercised before such Shares can be sold hereunder. See "Use of Proceeds." The Company has agreed to indemnify certain of the Selling Stockholders against certain liabilities, including certain liabilities under the 1933 Act. See
"Plan of Distribution"  for indemnification arrangements.

		The Selling Stockholders and any broker-dealer, agent or underwriter that participates with the Selling Stockholders in the distribution of Shares may be deemed "underwriters" within the meaning of the 1933 Act and any commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the 1933 Act.

		The Common Stock is listed on the Nasdaq National Market under the symbol IMCL. On June 28, 1996, the closing sale price of the Common Stock was $9 1/8 on the Nasdaq National Market, as reported by The Wall Street Journal.

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
   COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
      OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
        ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
               REPRESENTATION TO THE CONTRARY
                   IS A CRIMINAL OFFENSE.

           The date of this Prospectus is July    , 1996

                            TABLE OF CONTENTS


AVAILABLE INFORMATION..................................3
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE........3
PROSPECTUS SUMMARY.....................................4
RISK FACTORS...........................................6
RECENT DEVELOPMENTS....................................12
USE OF PROCEEDS........................................13
SELLING STOCKHOLDERS...................................14
PLAN OF DISTRIBUTION...................................16
LEGAL MATTERS..........................................17
EXPERTS................................................17

                           AVAILABLE INFORMATION

	The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York, 10048 and Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois, 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549, at prescribed rates.

	The Company has filed with the Commission a Registration Statement on Form S-3 (of which this Prospectus is a part) under the 1933 Act, with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the financial statements and exhibits incorporated therein by reference or filed as a part thereof, which may be examined without charge, and copies of such material can be obtained at prescribed rates from the Public Reference Section maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete. In each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, each such statement being qualified in all respects by such reference, and such contract or other document shall be deemed incorporated by reference into this Prospectus.


               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

	The following documents filed with the Commission are hereby
incorporated by reference and made a part hereof:   (i)  the Company's
Annual Report on Form 10-K for the fiscal year ended December 31, 1995;
(ii) the Company's Current Reports on Form 8-K, dated February 5, 1996 and February 14, 1996; (iii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996; and (iv) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated October 23, 1991.

	All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the termination of the offering of the shares of Common Stock offered hereby shall be deemed to be incorporated herein by reference and to be a part hereof from the respective dates of filings of such documents. The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of such person, a copy of any or all documents incorporated herein by reference, other than exhibits to such documents. Requests for such copies should be addressed to the attention of Harlan
W. Waksal, Executive Vice President and Chief Operating Officer, ImClone Systems Incorporated, 180 Varick Street, New York, New York, 10014, telephone number (212) 645-1405.

                             PROSPECTUS SUMMARY

	The following summary is qualified in its entirety by the more detailed information, "Risk Factors" and financial statements (including the notes thereto) included or incorporated by reference in this Prospectus. The securities offered hereby involve a high degree of risk. See "Risk Factors."

                                THE COMPANY

	ImClone Systems Incorporated is a biopharmaceutical company engaged primarily in the research and development of therapeutic products for the treatment of cancer and cancer-related disorders. The Company's product candidates include interventional therapeutics for cancer and cancer vaccines.

	C225.   The Company's lead interventional therapeutic for cancer
is a chimerized (part mouse, part human) antibody that acts to block the Epidermal Growth Factor receptor ("EGFr"). EGFr is expressed in select normal human tissues and has been shown to be over-expressed in the cells of approximately one-third of all cancers. Extensive in vivo animal studies with human tumors have shown that C225 in combination with various chemotherapeutic agents (doxorubicin, cisplatin or paclitaxel) demonstrates a pronounced enhancement of the anti-tumor effect of the chemotherapeutic agents, resulting in the complete destruction of human tumors in substantially all the animals in these studies. These studies have demonstrated long-term tumor-free survival of animals.

	Since December 1994, the Company has initiated several Phase Ib/IIa clinical trials of C225 at Memorial Hospital (the patient care arm of Memorial Sloan-Kettering Cancer Center ("Sloan-Kettering")), Yale Cancer Center and the University of Virginia. The first study, involving a single injection of C225 at escalating doses in thirteen patients, was completed in March 1995. Subsequent studies have been initiated with escalating doses of C225 both with and without chemotherapy. A study of the drug in conjunction with cisplatin in head and neck cancer patients began in May 1995. Studies with doxorubicin in advanced prostate cancer patients and with paclitaxel in breast cancer patients were initiated in January 1996 and March 1996, respectively. The Company produces C225 for its clinical trials at its manufacturing facility in Branchburg, New Jersey.

	105AD7 Cancer Vaccine. 105AD7 is a human monoclonal antibody which mimics an antigen known as gp72 which is common on cancers of the gastrointestinal tract, including colorectal carcinoma. This human monoclonal antibody has been shown to stimulate cellular immune anti-tumor responses in animal models and has recently been tested in a Phase I human clinical study in the United Kingdom in thirteen patients with advanced colorectal carcinoma. The results of that study indicate that in a majority of patients 105AD7 stimulated a cellular immune response and significantly increased the overall mean survival time in treated patients compared to patients not immunized, with no discernible toxicity related to the drug. Based on these results, late stage colorectal carcinoma patients are currently being enrolled in the United Kingdom in a 160-patient Phase II clinical trial.

	BEC-2 Cancer Vaccine.   BEC-2 is a monoclonal anti-idiotypic
antibody which the Company believes may be useful to prevent or delay the onset of recurrent primary tumors or metastatic disease. The antibody, which mimics the ganglioside GD3, has been tested since 1991 in Phase I clinical trials at Sloan-Kettering against certain forms of cancer, including small-cell lung carcinoma and melanoma. BEC-2 has shown statistically significant prolonged survival of patients with small-cell lung carcinoma in a pilot study at Sloan-Kettering. The Company has granted Merck KGaA (formerly E. Merck) ("Merck"), a German-based pharmaceutical company, rights to manufacture and market BEC-2 worldwide, except in North America, in return for research support, potential milestone fees and royalties on future sales.

	Interleukin-6 Mutein (IL-6m).   The Company has developed a
recombinant molecular variant of Interleukin-6, a naturally occurring hematopoietic growth factor. IL-6m has been shown in animal tests to significantly stimulate the production of platelets. A pilot human clinical trial of IL-6m was initiated at Hadassah Hospital in Jerusalem, Israel in early 1994 in pre-chemotherapeutic patients with ovarian or lung cancer. The Company believes that IL-6m may be useful in the treatment of thrombocytopenia, a potentially life-threatening deficiency of platelets resulting from chemotherapy, radiation therapy and bone marrow transplantation.

	Other Product Candidates.   The Company is seeking to develop
inhibitors of angiogenesis, which is the formulation of new blood vessels necessary for tissue growth, including tumor growth. The Company has acquired proprietary rights to the recombinant mouse form of a key receptor involved in angiogenesis, the FLK-1 receptor. The Company has developed various antibodies with high affinity for the receptor, which block the activation of the receptor and thereby inhibit angiogenesis. The Company has also initiated a program to develop small molecule inhibitors of angiogenesis.

	FLK-2 is also a tyrosine kinase receptor which is expressed on sub-population of human hematopoietic stem cells, acute myeloblastic leukemia and acute lymphoblastic leukemia, and possibly human neural and neural-like tumors. The goals of the FLK-2 monoclonal antibody program are to develop therapeutic antibodies that can be used to treat FLK-2 expressing tumors.

	The Company is also conducting research in hematopoiesis (growth and development of blood cell elements) aimed at discovering factors to support hematopoietic stem cells and to control the proliferation, differentiation and functional deterioration of hematopoietic elements.

	The Company has licensed its diagnostic and infectious disease vaccine product areas, based on its earlier research, to corporate partners for further development and commercialization. The Company has granted the Lederle/Praxis Biologics Division of American Cyanamid Company a worldwide license to manufacture and market its infectious disease vaccines, which are in development. The Company has also entered into a strategic alliance with Abbott Laboratories ("Abbott"), pursuant to which the Company has licensed certain of its diagnostic products to Abbott on a worldwide basis. In mid-1995, Abbott launched in Europe its first DNA-based test, using the Company's technology, for the diagnosis of the sexually transmitted disease chlamydia. The Company is entitled to receive potential milestone payments and royalties in connection with future sales of such diagnostic products.

	Research and Development. The Company initiated its in-house research and development efforts in 1986. The Company has assembled a scientific staff with a variety of complementary skills in a broad base of advanced research technologies, including oncology, immunology, cell biology and protein and synthetic chemistry. The Company has also recruited a staff of technical and professional employees to carry out manufacturing of clinical trial materials at its Branchburg, New Jersey manufacturing facility. Of the Company's 81 full-time personnel on June 14, 1996, 27 were employed in its product development, clinical and manufacturing programs, 30 in research and 24 in administration. The Company's staff includes 12 persons with Ph.Ds and 2 with an M.D.

	In addition to its research programs conducted in-house, the Company collaborates with certain academic institutions to support research in areas related to the Company's product development efforts. These institutions include Sloan-Kettering, University of California, Princeton University, and Hadassah Medical Organization. Usually, research supported at outside academic institutions is performed in conjunction with additional in-house research. The Company also has collaborations with institutions related to the performance of its clinical trials. Such institutions include Cancer Research Campaign, Sloan-Kettering, Yale Cancer Center and the University of Virginia.

	The Company operates a clinical-grade facility in Branchburg, New Jersey to manufacture its therapeutic candidates in quality and quantities sufficient for clinical trials. At this facility, the Company is producing C225, the EGFr antibody, to supply its clinical trials.

	The Company was incorporated in Delaware in 1984 and commenced its principal research and development operations in March 1986. The
Company's principal executive offices and laboratories are located at 180 Varick Street, New York, New York, 10014, and the telephone number is (212) 645-1405.


Common Stock being offered
by Selling Stockholders.................3,031,400 shares (1)

Common Stock outstanding...............19,813,684 shares (2)

- ----------------
(1)	Such amount consists of 2,318,900 Previously Registered
Shares and 712,500 Newly Registered Shares.

(2)	Based on the number of shares outstanding at June 14,
1996. This number does not include 5,703,463 shares of Common Stock issuable upon exercise of options and warrants outstanding at such date. See "Risk Factors - Dilution."


                                RISK FACTORS

	An investment in the shares of Common Stock being offered by this Prospectus involves a high degree of risk. In addition to the other information contained or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby.

	Early Stage of Product Development; Technological Uncertainty. The Company was founded in 1984 and opened its laboratory in New York in 1986. Substantially all of the Company's products are in research or the early stages of development or clinical studies. Substantially all the Company's revenues were generated from license and research arrangements with corporate sponsors. The Company's revenues under its research and license agreements with corporate sponsors have fluctuated and are expected to fluctuate significantly from period to period. Similarly, the Company's results of operations have fluctuated and are expected to fluctuate significantly from period to period. These variations have been, and are expected to be, based primarily on the timing of entering into supported research and license agreements, the status of development of the Company's various products, the timing and level of revenues from sales by its partner in diagnostics, Abbott Laboratories, of products bearing the Company's technology, the addition or termination of research programs or funding support, performance by the Company's corporate collaborators of their funding obligations, the achievement of specified research or commercialization milestones and variations in the level of expenditures for the Company's proprietary products during any given period. The Company's products will require substantial additional development and clinical testing and investment prior to commercialization. To achieve profitable operations, the Company, alone or with others, must successfully develop, introduce and market its products. No assurance can be given that any of the Company's product development efforts will be successfully completed, that required regulatory approvals can be obtained or that any products, if developed, will be successfully manufactured or marketed or achieve customer acceptance.

	History of Operating Losses and Accumulated Deficit. The Company has experienced significant operating losses in each year since its inception due primarily to substantial research and development expenditures. As of March 31, 1996, the Company had an accumulated deficit of approximately $89.1 million. The Company expects to incur significant additional operating losses over each of the next several years.

	Cash Requirements; Need for Additional Funding. The Company has expended and will continue to expend in the future substantial funds to continue the research and development of its products, conduct preclinical and clinical trials, establish clinical-scale and commercial-scale manufacturing in its own facilities or in the facilities of others, and market its products. The Company's budgeted cash expenditures for the twelve month period ending December 31, 1996 total approximately $15.0 million, which includes $676,000 of a $2.4 million obligation to Pharmacia and Upjohn, Inc. ("Pharmacia"). Such budgeted amount of cash expenditures for 1996 does not include the repurchase for approximately $5.7 million of 3,238,184 shares of capital stock of Cadus Pharmaceutical Corporation ("Cadus"). See "Recent Developments."

	At June 14, 1996, the Company had a cash balance of approximately $19.7 million, virtually all of which represents the remaining balance of the proceeds of public offerings of 3,000,000 shares of Common Stock in November 1995 and 2,200,000 shares of Common Stock in February 1996. In August 1995, the Company raised $4.0 million from a financing with the Oracle Group (as defined below). In April 1995, the Company completed the sale of the remaining one-half of its shares of capital stock of Cadus for $3.0 million to High River Limited Partnership ("High River"). See "Recent Developments."

	The Company expects that its existing capital resources, including the ongoing research support of its corporate partners, will be sufficient to fund its operations through mid-1997 (assuming no exercise of the Company's option to repurchase the shares of Cadus).
Accordingly, in order to fund its capital needs after that time, the Company will require significant levels of additional capital and intends to raise the necessary capital through additional equity or debt financings, arrangements with corporate partners or from other sources. The Company has entered into preliminary discussions with several major pharmaceutical companies concerning the funding of research and development for certain of its products in research. No assurance can be given that the Company will be successful in pursuing any such alternatives. In addition, the Company may seek to enter into a significant strategic partnership with a pharmaceutical company for the development of its lead product candidate, C225. Such a strategic alliance could include an up-front equity investment and license fees plus milestone fees and revenue sharing. There can be no assurance that the Company will be successful in achieving such an alliance, nor can the Company predict the amount of funds which might be available to it if it entered into such an alliance or the time at which such funds would be made available.

	The Company has granted a security interest in substantially all facility equipment located in its New York City facility to secure the obligations of the Company to the New York City Industrial Development Agency (the "NYIDA") relating to the 1986 Industrial Development Revenue Bond (the "1986 Industrial Development Bond") and the 1990 Industrial Development Revenue Bond, which were issued to finance a portion of the cost of this facility. See "Recent Developments."

	Failure to Pay Certain Obligations. In July 1993, the Company entered into an agreement with Erbamont, Inc., now a subsidiary of Pharmacia, to acquire the worldwide rights to IL-6m, a blood cell growth factor, which had been licensed to Pharmacia pursuant to a development and licensing agreement. In consideration of the return of rights and the transfer of certain material and information, the Company has paid $0.9 million and has further obligations to Pharmacia. Such obligations, including those to pay for IL-6 mutein material manufactured and supplied by Pharmacia, totaled $2.4 million at March 31, 1996. In addition, the Company is required to pay Pharmacia $2,700,000 in royalties on eventual sales of IL-6m, if any. In March, 1996, the Company entered into a Repayment Agreement with Pharmacia (the "Repayment Agreement") pursuant to which it has agreed to pay the $2,400,000 over 24 months commencing in March 1996, with interest only payable during the first six months. In connection with the Repayment Agreement, the Company has signed a Confession of Judgment, which can be filed by Pharmacia with an appropriate court in the case of default by the Company. Pursuant to a Security Agreement entered into with Pharmacia, the Company has pledged its interests in patents related to IL-6m and to heparanase to secure its obligations under the Repayment Agreement.

	Dilution. Warrants to purchase 3,644,375 shares of the Company's Common Stock (which includes 2,719,375 warrants issued pursuant to compensatory plans for directors, officers, employees and consultants) at an average exercise price of approximately $3.07 per share (subject to adjustment) and stock options to purchase 2,059,088 shares of the Company's Common Stock (which includes 1,609,088 options granted to employees and consultants under the Company's stock option plans) at an average exercise price of approximately $5.50 per share (subject to adjustment) were outstanding as of June 14, 1996. For the life of such options and warrants, the holders thereof are given an opportunity to benefit from a rise in the market price of the Common Stock with a resulting dilution of the interest of other stockholders. The exercise of such options and warrants is likely to be undertaken at a time when the Company, in all probability, could obtain additional equity capital from the public on terms more favorable than those provided for pursuant to the options and warrants. The exercise of a significant number of options and warrants at any one time or the sale of a substantial number of shares of Common Stock acquired upon exercise of options or warrants could adversely affect the market price of the Company's Common Stock and the Company's ability to raise additional equity capital.

	Limited Manufacturing Experience. To be successful, the Company's products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. Although the Company has developed products in the laboratory and in some cases has produced sufficient quantities of materials for pre-clinical animal trials and early stage clinical trials, production in late stage clinical or commercial quantities may create technical challenges for the Company. The Company owns a facility which is used as its clinical-scale manufacturing facility. If it commercializes its products, the Company plans to adapt this facility for use as its commercial-scale manufacturing facility. However, the Company has limited experience in clinical-scale manufacturing and no experience in commercial-scale manufacturing, and no assurance can be given that the Company will be able to make the transition to late stage clinical or commercial production. The timing and any additional costs of adapting the facility for commercial manufacturing will depend on several factors, including the progress of products through clinical trials, and are not yet determinable.

	Establishing Sales and Marketing Capability. As a research and development stage company, the Company does not have significant experience in selling or marketing new products. The Company's current strategy does not necessarily include marketing products on its own, as it intends to do so initially through its corporate partners. See "Risk Factors_Dependence on Certain Contractual Agreements with Corporate Partners." At such time as the Company seeks to market directly a new product, the Company will require expertise in sales and marketing. There can be no assurance that the Company will be able to retain qualified or experienced sales and marketing personnel or that any efforts undertaken by such personnel will be successful.

	Dependence on Certain Contractual Agreements with Corporate Partners. To date, the Company has derived substantially all, and the Company expects to continue to derive over the next several years a substantial portion, of its revenues related to research and development funding and license fee revenues from agreements with corporate partners. These agreements typically provide the corporate partner with certain rights to manufacture and/or market in certain geographic areas specified products which are developed using the Company's proprietary technology, subject to an obligation to pay royalties to the Company based on future product sales, if any. Certain of these agreements provide for funding by corporate partners of research activities performed by the Company, and in some cases for payments to the Company of license fees either upon entering into such agreements or upon achievement of specified research, regulatory and commercialization milestones, or both. The Company's revenues from these agreements are not received at regular intervals, have fluctuated in the past and are expected to continue to fluctuate in the future. In general, the agreements from which the Company derives such revenues are subject to early termination at the election of the corporate partner. In the past, some of these arrangements have been terminated. There is no assurance that revenues from these sources will be maintained, or that the Company will enter into any additional agreements of a similar nature.

	Under most of these agreements, the corporate partner, at least for certain territories, controls and is responsible for the design and conduct of pre-clinical and clinical trials, seeking and obtaining of regulatory approvals, establishing clinical-and commercial-scale manufacturing capabilities and manufacturing and marketing of products in those territories. The amount and timing of funding and the investment of other resources under such agreements is controlled by such other parties and also is subject to the risk of financial or other difficulties that may befall such other parties. In addition, the corporate partners or their affiliates may be pursuing alternative products or technologies addressing the same purposes as those which are the subject of the collaboration with the Company. While the Company believes its corporate partners have or will have an economic motivation to succeed in performing their obligations under such agreements, there can be no assurance that the corporate interests and motivations of these partners will remain consistent with those of the Company.

	Uncertainties as to Patents and Proprietary Technologies. The patent position of biopharmaceutical companies generally is highly uncertain and involves complex legal and factual questions. The Company's success will depend, in part, on its ability to obtain patents on its own products, obtain licenses to use third parties' technologies, protect trade secrets, and operate without infringing the proprietary rights of others. If the Company is unable to obtain patents that adequately protect its own products, or if any of the Company's proprietary technologies were to conflict with the rights of others, the Company's ability to commercialize products using such technologies could be materially and adversely affected.

	The Company currently is the exclusive licensee or assignee of 34 issued patents worldwide, 19 of which are issued United States patents. The Company is the assignee or exclusive licensee of approximately 34 families of patent applications in the United States and in foreign countries directed to its proprietary technology. There can be no assurance that patents will issue as a result of any of such applications. Nor can there be any assurance that issued patents would be of substantial protection or commercial benefit to the Company or would afford the Company adequate protection from competing products.
For example, issued patents may be challenged and declared invalid. In addition, under many of its license agreements with third parties, the Company is required to meet specified milestone or diligence requirements in order to retain its license to such third party patents and patent applications. There can be no assurance that the Company will satisfy any of these requirements.

	The Company holds rights under certain third party patents that it considers necessary for the development of its technology. It is anticipated that, in order to commercialize certain of the products that the Company is developing or may develop, the Company may be required to obtain additional licenses to patents from third parties. However, the extent to which such licenses may be required, the availability of such licenses, and the cost of such licenses, if they are available, are presently uncertain.

	The Company is aware that other parties have filed patent applications in various countries in several areas in which the Company is developing products. Some of these patent applications have issued as patents, and some are still pending. There can be no assurance that the pending patent applications will not issue as patents. Issued patents are entitled to a rebuttable presumption of validity under the laws of the United States and certain other countries. These issued patents may adversely affect, or prevent, the ability of the Company to develop the commercial products it is attempting to develop. If licenses to such patents are needed, there can be no assurance that any such licenses would be obtainable or obtainable on acceptable terms.

	The following areas may be adversely affected by the patents and patent applications of others:

	The Company has an exclusive license to an issued U.S. patent for the murine form of its EGFr antibody product, C225. The Company's licensor did not seek patent protection outside the United States on this antibody. Outside the United States, the Company is relying on patent applications exclusively licensed from a major pharmaceutical company, which claim the use of EGFr antibody used in conjunction with chemotherapeutic agents. The Company is currently prosecuting these applications. There can be no assurance that the Company will be successful in these efforts.

	The EGFr antibodies being developed by the Company are "chimerized" monoclonal antibodies. Patents have been issued to other biotechnology companies that cover the chimerization of antibodies, and the Company may be required to obtain licenses under these patents in order to commercialize its chimerized monoclonal antibodies. There can be no assurance that the Company will be able to obtain such licenses in the territories where it proposes commercialization.

	The Company is aware that third-party patents have been issued in the United States and Europe covering anti-idiotypic antibodies and/or their use for the treatment of tumors. Such patents, if valid, could be construed to cover the Company's BEC-2 monoclonal antibody and certain uses thereof in the United States and most of Europe. Merck, the Company's licensee of BEC-2 worldwide, except in North America, has informed the Company that it has obtained a non-exclusive, worldwide license to such patent in order to market BEC-2, and has offered a sublicense to the Company under its rights in the United States. No assurance can be given that such license or sublicense would be available to the Company in other parts of the world on commercially acceptable terms, if at all.

	The Company's proprietary position with respect to its IL-6 mutein is based on patents and patent applications filed by the Company. The Company is aware of patents issued to a third party in the United States and Europe covering cysteine depleted proteins. Patent applications by this third party also have been filed in other countries. The issued
U.S. and European patents may be construed to cover use of the Company's IL-6 mutein in the United States and Europe and, assuming such patents are valid, enforceable and infringed could require the Company to obtain a license to the patents in order to commercialize the Company's product in the U.S. and Europe, including Great Britain, France, Germany, Sweden and Italy. Similar licenses might have to be obtained in order to market the product in other countries if similar patents are issued in those jurisdictions.

	The Company is also aware that United States patents have been issued to third parties relating to a general process for purifying proteins that the Company may use in producing its IL-6 mutein and to the use of IL-6 to treat thrombocytopenia. The Company may be required to or decide to seek a license to some or all of these patents.

	In addition, the Company is aware of third-party patents for native recombinant IL-6 and methods for its production. The Company is aware of a European patent for the DNA encoding of human recombinant IL-6 and methods for its production, which the Company believes has been exclusively licensed on a worldwide basis to a pharmaceutical company. This patent is subject to an opposition proceeding in Europe. If this patent survives the opposition with the scope originally granted, it could be construed as covering the Company's IL-6 mutein, its production or both.

	The Company is aware that third parties have filed patent applications in areas that could affect the ability of the Company or its licensee for diagnostics, Abbott Laboratories, to commercialize the Company's diagnostic products. These areas include target amplification technology and signal amplification technology. Third party patents have already issued in the field of target amplification such as polymerase chain reaction technology (also known as PCR).

	There has been significant litigation in the industry regarding patents and other proprietary rights. Such litigation has consumed substantial resources for the parties involved. If the Company became involved in similar litigation regarding its intellectual property rights, the cost of such litigation could be substantial and could have a material adverse effect on the Company.

	Certain proprietary trade secrets and unpatented know-how are important to the Company in conducting its research and development activities. There can be no assurance that others may not independently develop the same or similar technologies. Although the Company has taken steps, including entering into confidentiality agreements with its employees and third parties, to protect its trade secrets and unpatented know-how, third parties nonetheless may gain access to such information.

	Reliance on and Attraction and Retention of Key Personnel and Consultants. The Company's ability to successfully develop marketable products and to maintain a competitive position will depend in large part on its ability to attract and retain highly qualified scientific and management personnel and to develop and maintain relationships with leading research institutions and consultants. The Company is highly dependent upon the principal members of its management, scientific staff and Scientific Advisory Board. Competition for such personnel and relationships is intense, and there can be no assurance that the Company will be able to continue to attract and retain such personnel.

	Technological Change and Risk of Obsolescence; Competition. The biopharmaceutical industry is subject to rapid and significant technological change. The Company has numerous competitors, including major pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions. These competitors may succeed in developing technologies and products that are more effective than any which are being developed by the Company or which would render the Company's technology and products obsolete and non-competitive. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than the Company. In addition, many of the Company's competitors have significantly greater experience than the Company in pre-clinical testing and human clinical trials of new or improved pharmaceutical products and in obtaining Food and Drug Administration ("FDA") and other regulatory approvals on products for use in health care. The Company is aware of various products under development or manufactured by competitors that are used for the prevention, diagnosis or treatment of certain diseases the Company has targeted for product development, some of which use therapeutic approaches that compete directly with certain of the Company's product candidates. The Company has limited experience in conducting and managing pre-clinical testing necessary to enter clinical trials required to obtain government approvals and has limited experience in conducting clinical trials. Accordingly, the Company's competitors may succeed in obtaining FDA approval for products more rapidly than the Company, which could adversely affect the Company's ability to further develop and market its products. If the Company commences significant commercial sales of its products, it will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which the Company has limited or no experience.

	Extensive Government Regulation. Research, pre-clinical development, clinical trials and the manufacturing and marketing of therapeutic and diagnostic products under development by the Company are subject to extensive and rigorous regulation by governmental authorities in the United States and other countries. Clinical trials and the manufacturing and marketing of products will be subject to the testing and approval processes of the FDA and comparable foreign regulatory authorities. The process of obtaining required FDA regulatory approvals for the types of products under development by the Company usually takes many years and is expensive. Development of a new biologic therapeutic or vaccine product may take, from initiation of clinical trials until FDA approval, on average five to ten years or more, while in vitro diagnostics may take approximately two to six years or more depending on the requirements of the approval process or clinical data requirements. If the FDA requests additional data, these time periods can be substantially increased. Even after such additional data is submitted, there can be no assurance of obtaining FDA approval. In addition, product approvals may be withdrawn or limited for noncompliance with regulatory standards or the occurrence of unforeseen problems following initial marketing. The Company has not sought or received regulatory approval for the commercial sale of any of its products or for any manufacturing processes or facilities. The Company and its licensees may encounter significant delays or excessive costs in their respective efforts to secure necessary approvals or licenses. Future federal, state, local or foreign legislative or administrative acts could also prevent or delay regulatory approval of the Company's or its licensees' products. There can be no assurance that the Company or its collaborative partners will be able to obtain the necessary approvals for clinical testing, manufacturing or marketing of the Company's products or that the clinical data they obtain in clinical studies will be sufficient to establish the safety and effectiveness of the products. Failure to obtain or maintain requisite governmental approvals or failure to obtain approvals of the clinical intended uses requested, could delay or preclude the Company or its licensees from further developing particular products or from marketing their products or could limit the commercial use of the products and thereby have a material adverse effect on the Company's liquidity and financial condition.

	Product Liability Exposure. The use of the Company's product candidates during testing or after approval entails an inherent risk of adverse effects which could expose the Company to product liability claims. There can be no assurance that the Company would have sufficient resources to satisfy any liability resulting from these claims. The Company endeavors to obtain indemnification by its corporate partners against certain of such claims. However, there can be no assurance that such parties will honor, or have the financial resources to honor, such obligations. The Company currently has limited product liability insurance for products in pre-clinical and clinical testing. There can be no assurance that such coverage will be adequate in scope to protect the Company in the event of a successful product liability claim.

	Hazardous Materials; Environmental Matters. The Company's research and development activities involve the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the resources of the Company. The Company may be required to incur significant costs to comply with environmental laws and regulations in the future. The Company's operations, business or assets may be materially or adversely affected by current or future environmental laws or regulations.

	Uncertainty of Health Care Reimbursement and Related Matters. The Company's ability to earn sufficient returns on its products may depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations. If purchasers or users of the Company's products are not entitled to adequate reimbursement for the cost of using such products, they may forego or reduce such use. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third-party coverage will be available.

	Concentration of Share Ownership and Control by Officers and Directors. The Company's current officers and directors will beneficially own approximately 14% of the outstanding shares of Common Stock after completion of the sale of all of the shares of Common Stock offered hereby, including shares issuable upon the exercise of outstanding options and warrants as of June 14, 1996. Accordingly, the officers and directors are able to influence significantly the election of all of the directors and most corporate action.

	Possible Volatility of Stock Price. The Company believes that factors such as the status of its products in development, announcements of new products, formation or termination of corporate alliances, other developments by the Company, its competitors or the FDA, determinations in connection with patent applications of the Company or others and variations in quarterly operating results could cause the market price for the Common Stock to fluctuate substantially. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many high technology and healthcare-related companies and that have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

	Limitations on Net Operating Loss Carryforwards. At December 31, 1995, the Company had net operating loss carryforwards for federal income tax purposes of approximately $69.9 million which expire at various dates from

2000 through 2010.  Pursuant to the Tax Reform Act of
1986, annual utilization of the Company's net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period. Based on preliminary reviews, the Company believes that a change of ownership occurred in connection with its initial public offering in November 1991 and again in the fourth quarter of 1995 as a result of the offering of shares of Common Stock completed in November 1995. If either event were ultimately determined to have resulted in a change of ownership, the Company's utilization of net operating losses relating to the period prior to such event would be subject to significant annual limitations.

	Dividend Policy. The Company has never paid any cash dividends on its Common Stock. The Board of Directors will determine future dividend policy based on the Company's results of operations, financial condition, capital requirements and other circumstances. The Company does not anticipate that any cash dividends will be declared in the foreseeable future.

                         RECENT DEVELOPMENTS

	On April 27, 1995, the Company completed the sale of the remaining one-half of its shares of capital stock of Cadus for $3.0 million to High River. The Company has a right to repurchase all 3,238,184 shares of Cadus any time prior to October 27, 1996 for $1.75 per share, subject to adjustment under certain circumstances. In exchange for such right, the Company granted to High River two options to purchase shares of Common Stock. One option is for 150,000 shares at an exercise price per share equal to $2.00, subject to adjustment under certain circumstances, and the other option is for 300,000 shares at an exercise price per share equal to $0.69, subject to adjustment under certain circumstances. Both options will expire on April 26, 2000.

	On August 11, 1995, the Oracle Group purchased 1,000,000 shares of Common Stock for a purchase price of $1.5 million and made a loan to the Company in the aggregate amount of $2.5 million with a two-year maturity, but subject to mandatory prepayment, in whole or in part, upon the occurrence of certain events, including the raising of certain additional funds. The Oracle Group includes Oracle Partners, L.P.,
Quasar International Partners C.V., Oracle Institutional Partners L.P., Sam Oracle Fund, Inc. and Warren B. Kanders. The Oracle Group also received warrants exercisable at any time until August 10, 2000 entitling the holders thereof to purchase an aggregate of 500,000 shares of Common Stock at a price of $1.50 per share and 500,000 shares of Common Stock at a price of $3.00 per share. As a result of the Company's offerings of shares of its Common Stock in November 1995 and February 1996, the Oracle Group was entitled to require the Company to apply 20 percent of the gross proceeds of the sale of the shares of Common Stock from the offerings to repay the loan.

	In May 1996, the Company and the Oracle Group exchanged the notes in the aggregate outstanding principal amount of $2.5 million for 333,333 shares of Common Stock and the Company paid the accrued and unpaid interest through April 15, 1996, the date of the agreement in principle, on the notes in the amount of $143,000 in cash. The Company recorded an extraordinary loss of $542,000 on the extinguishment of the debt. The Company has agreed to register such shares of Common Stock with the Commission under a registration statement in accordance with the provisions of the 1933 Act. If such registration statement has not been declared effective by the Commission on or before September 4, 1996, the Oracle Group has the right, at its option, to receive 33,333 additional shares of Common Stock from the Company or, in lieu thereof, a cash payment in the full amount of the loan, together with interest thereon, in which case all 333,333 shares would be surrendered to the Company.

	In July 1995, a director loaned the Company $180,000 in exchange for a long-term note due two years from issuance at on annual interest rate of 8%. As part of the transaction, the director was granted 36,000 warrants to purchase Company common stock at $1.50 per share and an additional 36,000 warrants to purchase Company common stock at $3.00 per share.

	In May 1996, the Company and the director exchanged the note for 24,000 shares of Common Stock and the Company paid the accrued and unpaid interest through April 15, 1996, the date of the agreement in principle, on the note in the amount of $2,000 in cash. The Company recorded an extraordinary loss of $39,000 on the extinguishment of the debt. The Company has agreed to register such shares of Common Stock with the Commission under a registration statement in accordance with the provisions of the 1933 Act. If such registration statement is not declared effective by the Commission on or about September 4, 1996, the director has the right, at his option to receive 2,400 additional shares of Common Stock from the Company, or, in lieu thereof, a cash payment in the full amount of the loan, together with interest thereon, in which case all 24,000 shares would be surrendered to the Company.

	On November 30, 1995, the Company completed a public sale of 3,000,000 shares of Common Stock at a per share price to the public of $3.75. Net proceeds to the Company from this sale totaled approximately $10.6 million after deducting expenses payable by the Company in connection with the offering and the commission paid by the Company.

	On February 14, 1996, the Company completed a public sale of 2,200,000 shares of Common Stock at a per share price to the public of $6.63. Net proceeds to the Company from this sale totaled approximately $13,600,000 after deducting expenses payable by the Company in connection with the offering and the commission paid by the Company.

	In May 1996, the Company extended its collaboration with Merck for the development of a therapeutic cancer vaccine, BEC-2, for use in small-cell lung carcinoma and in malignant melanoma. The collaboration continues a research and license agreement between the two companies signed in December of 1990. Under the terms of the modified agreement, the Company will receive up to $11.7 million in license fees, research and development support and milestone payments in addition to the monies previously received in the original agreement. In return, Merck will receive marketing rights to BEC-2 for all therapeutic indications outside North America. Formerly the rights of Merck were confined to Europe, Australia and New Zealand. Merck will also share in the development costs for the United States and Europe and will pay all development costs in other territories. The Company will be entitled to royalties based upon product sales outside of North America.

	In May 1996, the Company entered into a two-year renewable employment agreement with Carl S. Goldfischer, pursuant to which Mr. Goldfischer will serve as the Company's Vice President for Finance and Strategic Planning, and Chief Financial Officer. The agreement includes provisions relating to termination of employment with and without cause, certain payments to Mr. Goldfischer in case of termination, and compensation and stock options to be awarded to Mr. Goldfischer during the term of the agreement.

	In June 1996, the Company and the NYIDA extended the maturity of the Company's $2.1 million repayment obligation to the NYIDA for the 1986 Industrial Revenue Bond, which was due on June 18, 1996, to
December 15, 1997.

                          USE OF PROCEEDS

	Although the Company will not receive any proceeds directly from the sale of the Shares by any Selling Stockholder, some of the Selling Stockholders must exercise warrants to acquire certain Shares before completing the sale of such Shares. The net proceeds received by the Company upon exercise of such warrants, estimated to be approximately $3,284,000 if all such warrants are exercised, will be used for working capital and other corporate purposes.

                        SELLING STOCKHOLDERS

	The following table sets forth certain information with respect to the Shares held by the Selling Stockholders as of July 31, 1995, unless another date is indicated. Except as indicated below or elsewhere in this Prospectus, none of the Selling Stockholders listed below has had a material relationship within the past three years with the Company or any of its subsidiaries, other than as a result of the ownership of the Common Stock or options, warrants or other rights to acquire shares of Common Stock. The following table includes Previously Registered Shares and Newly Registered Shares, but does not include any shares of Common Stock previously sold by such Selling Stockholders. Except as otherwise noted, based on the information shown each Selling Stockholder would beneficially own less than one percent of the Common Stock after disposition by such Selling Stockholder of its Shares. See "Plan of Distribution."


                                                                    Number of Shares
Name                   Number of Shares       Number of Shares       of Common Stock
of                     Common Stock Owned         of Common           Owned after
Selling Stockholder   Prior to the Offering  Stock to be Offered(1)  the Offering(2)
- -------------------   ---------------------  ----------------------  ---------------
DFA Group Trust -           255,000                231,000                  24,000
Small Company Subtrust

DFA Group Trust -            93,500                 91,000                   2,500
The 6-10 Subtrust

U.S. 6-10 Small               9,800                  7,000                   2,800
Company Series

U.S. 9-10 Small             143,000                131,000                  12,000
Company Portfolio

Robert F. Goldhammer(8)     743,576(3)             160,574                 583,002

Paul B. Kopperl              31,460(4)              10,460                  21,000

Peter M. Rogalin            110,100(5)              12,300                  97,800

Harlan W. Waksal            999,882(6)               2,460                 997,422

Barry N. Wish               145,190(7)               3,690                 141,500

Oracle Partners, L.P.(8)  1,128,800(9)           1,145,480                       0

Quasar International        263,333(10)            322,466                  26,000
Partners C.V.(8)

Oracle Institutional        145,600(11)             66,560                  79,040
Partners L.P.(8)

Sam Oracle Fund, Inc.(8)    624,100(12)            568,410                  55,690

Warren B. Kanders (8)        12,500                 13,750                       0

Elizabeth A. Burke (8)        6,000(13)              6,000                       0

Jack and Sabina Waksal (8)  190,000(14)            190,000                       0

Arthur Altschul (8)           4,200(14)              4,200                       0



                                                                    Number of Shares
Name                   Number of Shares       Number of Shares       of Common Stock
of                     Common Stock Owned         of Common           Owned after
Selling Stockholder   Prior to the Offering  Stock to be Offered(1)  the Offering(2)
- -------------------   ---------------------  ----------------------  ---------------
Charles Altschul(8)           1,800(14)              1,800                       0

Diana L. Altschul(8)          1,800(14)              1,800                       0

Emily Altschul(8)             1,800(14)              1,800                       0

Stephen F. Altschul(8)        1,800(14)              1,800                       0

Arthur Altschul, Jr.(8)      11,800(15)              1,800                  10,000

Overbrook Foundation(8)      15,000(16)              7,500                   7,500

Peter Hofbauer(8)             8,000(14)              8,000                       0

Donald D. Kennedy(8)          7,500(14)              7,500                       0

F. Stanton Moyer(8)           3,750(14)              3,750                       0

Peter Phelps(8)               2,000(14)              2,000                       0

Siri von Reis(8)             11,800(17)              1,800                  10,000

Alexis Stewart(8)               500(14)                500                       0

Elana Waksal(8)              11,676(18)             10,000                   1,676

Raymond H. Welsh(8)         169,849(19)             15,000                 154,849

                          -------------          ---------               ---------
TOTAL:                    5,155,116              3,031,400               2,226,779

- --------------
(1)	Includes Shares which may be issued by the Company to the Selling
Stockholders if the Registration Statement (of which this
Prospectus is a part) has not been declared effective on or before September 4, 1996. The maximum number of such Shares which may be offered hereby by such Selling Stockholders are as follows: Robert Goldhammer 2,400 Shares; Oracle Partners, L.P. 16,680 Shares;
Quasar International Partners C.V. 5,133 Shares; Oracle
Institutional Partners L.P. 960 Shares; Sam Oracle Fund, Inc. 9,310 Shares and Warren B. Kanders 1,250 Shares.
(2)	Assuming the sale of all Shares offered hereby.
(3)	Includes 8,542 Shares issuable upon the exercise of options,
499,990 Shares issuable upon the exercise of warrants and 13,314
Shares held in trust for the children of Thomas A. Rosse, as to which Mr. Goldhammer disclaims beneficial ownership.  Information as of May 24, 1996.
(4)	Includes 5,000 Shares issuable upon the exercise of options and
2,460 Shares issuable upon the exercise of warrants.
(5)	Includes 25,000 Shares issuable upon the exercise of options,
12,300 Shares issuable upon the exercise of warrants and  22,800
Shares owned by family members of Mr. Rogalin, as to which he disclaims beneficial ownership.
(6)	Includes 19,102 Shares issuable upon the exercise of options,
862,680 Shares issuable upon the exercise of warrants and 2,600
Shares owned by family members of Dr. Waksal, as to which he disclaims beneficial ownership.
(7)	Includes 3,690 Shares issuable upon the exercise of warrants,
26,500 Shares held in trust for the children of Mr. Wish, as to which he disclaims beneficial ownership, and 115,000 Shares owned by BNW Partners, wholly-owned by Mr. Wish.
(8)	Information as of May 24, 1996.
(9)	Includes 481,000 Shares issuable upon the exercise of warrants.
(10)	Includes 148,000 Shares issuable upon the exercise of warrants.
(11)	Includes 28,000 Shares issuable upon the exercise of warrants.

(12)	Includes 268,000 Shares issuable upon the exercise of warrants.
(13)	Includes 3,000 shares issuable upon exercise of warrants.
(14)	Issuable upon exercise of warrants.
(15)	Includes 1,800 shares issuable upon exercise of warrants.
(16)	Includes 7,500 shares issuable upon exercise of warrants.
(17)	Includes 1,800 shares issuable upon exercise of warrants.
(18)	Includes 10,000 shares issuable upon exercise of warrants.
(19)	Includes 15,000 shares issuable upon exercise of warrants.


                         PLAN OF DISTRIBUTION

	The distribution of the Shares by the Selling Stockholders may be effected in one or more transactions that may take place in the over-the-counter market, or such other market on which the Company's securities may from time to time be trading, including ordinary broker's transactions or through sales to one or more dealers for resale of the Shares as principals, in privately negotiated transactions, through the writing of options on the Shares (whether such options are listed on an options exchange or otherwise) or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. If the Selling Stockholders effect such transactions by selling Shares through underwriters, dealers or agents, such underwriters, dealers or agents may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom they may act as agent. The Selling Stockholders and any such underwriters, dealers or agents that participate in the distribution of the Shares may be deemed to be underwriters, and any profit on the sale of the Shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the 1933 Act. Selling Stockholders may also sell Shares pursuant to Rule
144 under the 1933 Act. Brokers or dealers acting in connection with the sale of the Shares may receive fees or commissions in connection therewith. The Company will not receive any of the proceeds from the sale by the Selling Stockholders of Shares.

	At the time a particular offer of Shares is made pursuant to the Offering, to the extent required, a supplement to this Prospectus will be distributed which will identify and set forth the number of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Stockholders and/or the Company and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. Such supplement to this Prospectus and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of Shares.

	Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of shares of Common Stock may not simultaneously engage in market making activities with respect to such shares of Common Stock for a period of nine business days prior to the commencement of such distribution, subject to certain exceptions. In addition and without limiting the foregoing, the Selling Stockholders and any other person participating in the distribution of Shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any Shares by the Selling Stockholders or any other such person. All of the foregoing may affect the marketability of the Shares.

	The Company has agreed with certain of the Selling Stockholders to file the Registration Statements of which this Prospectus is a part with the Commission, and has agreed with certain of the Selling Stockholders to keep the Registration Statements effective until various dates in the future or such earlier time as all of the Shares have been sold. The Company has agreed to indemnify certain of the Selling Stockholders against certain liabilities they may incur in connection with the sale of the Shares, including liabilities under the 1933 Act.

	In order to comply with certain states' securities laws, if applicable, the Shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.


                             LEGAL MATTERS

	Certain legal matters in connection with the sale of Shares by the Selling Stockholders have been passed upon for the Company by the Law Offices of Brian W Pusch, New York, New York, special counsel for the Company. Brian W. Pusch owns 100 shares of Common Stock.


                               EXPERTS

	The financial statements of ImClone Systems Incorporated as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference herein and in the Registration Statements in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

                               PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

	The following table sets forth all expenses payable by the Company in connection with the sale of the Shares. (All amounts shown are estimates except the registration fee with the SEC):

     SEC Registration fee..................$ 1,950.78
     Blue Sky fees and expenses(*).............100.00
     Legal fees and expenses(*).............18,000.00
     Accounting fees and expenses(*).........2,500.00
     Miscellaneous(*)........................2,449.22

          Total(*).........................$25,000.00

	------------
	(*)Estimated

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

	The Company's Certificate of Incorporation sets forth the extent to which officers or directors of the Company may be indemnified against any liabilities which they may incur. The general effect of such charter provision is that any person made a party to an action, suit or proceeding by reason of the fact that he is or was a director or officer of the Company, or of another corporation or other enterprise which he served as such at the request of the Company, shall be indemnified by the Company against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) reasonably incurred by him in connection with such action, suit or proceeding, to the full extent permitted under the laws of the State of Delaware. The Company's Certificate of Incorporation gives the Board of Directors the authority to extend such indemnification to employees and other agents of the Company as well.

	The general effect of the indemnification provisions contained in
Section 145 of the Delaware General Corporation Law is as follows: A director or officer who, by reason of such directorship or officership, is involved in any action, suit or proceeding (other than an action by or in the right of the corporation) may be indemnified by the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A director or officer who, by reason of such directorship or officership, is involved in any action or suit by or in the right of the corporation may be indemnified by the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to the corporation unless and only to the extent that a court of appropriate jurisdiction shall approve such indemnification.

	The Company's Certificate of Incorporation provides that, to the maximum extent permitted under the Delaware General Corporation Law, a director of the Company shall not be personally liable to the Company or to any of its stockholders for monetary damages for breach of fiduciary duty as a director of the Company. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision that eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

	The Company maintains $1 million in insurance for its officers and directors in connection with claims against them in their capacity as officers or directors.

ITEM 16.	EXHIBITS

       5     --Opinion of Law Offices of Brian W Pusch

      23.1 --Consent of Law Offices of Brian W Pusch (included in Exhibit 5)

      23.2   --Consent of KPMG Peat Marwick LLP

      24     --Power of Attorney (see page II-4)

ITEM 17.  UNDERTAKINGS

	(a)	The undersigned Registrant hereby undertakes:

		(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) 	To include any prospectus required by Section 10(a)(3)
of the Securities Act of 1933;

(ii) 	To reflect in the prospectus any facts or events
arising after the effective date of this Registration
Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)	To include any material information with respect to
the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

	provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8, or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

		(2)	That, for the purpose of determining any liability
under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

		(3)	To remove from registration by means of a post-
effective amendment any of the securities being registered which remain unsold at the termination of the offering.

	(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the issuer of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

	(i)  The undersigned registrant hereby undertakes that:

		(1)	For purposes of determining any liability under the
Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

		(2)	For the purpose of determining any liability under the
Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                               SIGNATURES


	Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 1st day of July, 1996.

                                         IMCLONE SYSTEMS INCORPORATED



                                         By:      /s/ SAMUEL D. WAKSAL
                                                    Samuel D. Waksal
                                                  President and Chief
                                                  Executive Officer


	Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.Each person whose individual signature appears below hereby authorizes Samuel D. Waksal, Harlan W. Waksal and John B. Landes, or any one of them, to execute in the name of each such person and to file any amendment to this Registration Statement and appoints Samuel D. Waksal, Harlan W. Waksal and John B. Landes, or any one of them, as attorney-in-fact to sign on his behalf individually and in each capacity stated below and to file any amendments to this Registration Statement, including any and all post-effective amendments.

Signature                   Title                        Date
- ---------                   -----                        ----



/s/ ROBERT F. GOLDHAMMER    Chairman of the Board          July 1, 1996
(Robert F. Goldhammer)      and Director



/s/ SAMUEL D. WAKSAL        President, Chief Executive     July 1, 1996
(Samuel D. Waksal)          Officer and Director
                            (Principal Executive Officer)



/s/ HARLAN W. WAKSAL        Executive Vice President,      July 1, 1996
(Harlan W. Waksal)          Chief Operating Officer
                            and Director

/s/ CARL GOLDFISCHER        Vice President of Financial    July 1, 1996
(Carl Goldfischer)          and Strategic Planning and
                            Chief Financial Officer
                            (Principal Financial Officer)



______________              Director
(Jean Carvais)



/s/ VINCENT T. DEVITA, JR.  Director                       July 1, 1996
(Vincent T. DeVita, Jr.)



_______________             Director
(David M. Kies)



/s/ PAUL B. KOPPERL         Director                       July 1, 1996
(Paul B. Kopperl)



/s/ WILLIAM R. Miller       Director                       July 1, 1996
(William R. Miller)

EXHIBIT INDEX



Exhibit No.   Exhibit                                        Page No.
- -----------   -------                                        --------
 5            Opinion of Law Offices of Brian W Pusch

23.1          Consent of Law Offices of Brian W Pusch
              (included in Exhibit 5)

23.2          Consent of KPMG Peat Marwick LLP

24            Power of Attorney (see page II-4)